Exhibit 99.1

NLS Pharmaceutics and Kadimastem Enter into a Definitive Merger Agreement

Zurich, Switzerland and Ness Ziona, Israel- November 4, 2024 - NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (“NLS”), a biopharmaceutical company, and Kadimastem Ltd. (TASE: KDST.TA”) (“Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced today that they have entered into a definitive merger agreement (the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). Following the closing of the transactions contemplated by the Merger Agreement (the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common stock to Kadimastem’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to Kadimastem stakeholders and 15% to NLS stakeholders, in exchange for 100% of Kadimastem’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem stakeholders and 20% to NLS stakeholders. The boards of directors of Kadimastem and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and Kadimastem’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

‟I believe that the merger is an outstanding opportunity to progress our proprietary DOXA platform and help to enhance Kadimastem’s portfolio of neurodegenerative and diabetes candidates,″ said Alex Zwyer, Chief Executive Officer of NLS. “This transaction represents NLS’ commitment to delivering value to its shareholders by preserving the value of our legacy assets, including Mazindol, through the contingent value rights agreement, while also providing the opportunity for upside in the combined company with a promising cell therapy technological platform.”

Ronen Twito, Kadimastem's Executive Chairman & President, commented, "We are pleased to announce our merger with NLS and believe that the exposure of the combined company’s assets to the U.S. capital markets through our new Nasdaq listing will enable us to develop our portfolio and increase Kadimastem shareholder value. We remain focused on initiating our Phase IIa multi-site clinical trial of AstroRx®, a product candidate for the potential treatment of ALS, which is planned to be initiated following the closing of the merger, and jointly progressing our diabetes program IsletRx with our U.S. based partner to a pre-investigational new drug (IND) submission with the U.S. Food and Drug Administration in the first half of 2025.”

Professor Michel Revel, Kadimastem’s Chief Scientific Officer (“CSO”), said, "I'm excited about this merger because the combined company presents a significant opportunity to progress our portfolio and product candidates into and through clinical trials. As the inventor of Rebif® (interferon beta-1a (also interferon beta 1-alpha) and having had the experience of taking it from the lab to a blockbuster product on the market, I also see a tremendous opportunity for Kadimastem to further develop our product candidates for ALS and diabetes. Together with the assets from NLS, we believe that we will be well-positioned to promote and expand these promising treatments."

About Kadimastem

Kadimastem is a clinical stage cell therapy company developing "off-the-shelf", allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, Kadimastem‘s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications

IsletRx is Kadimastem‘s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon. IsletRx is intended to treat and potentially cure patients with insulin-dependent diabetes.

Kadimastem was founded by Professor Michel Revel, CSO of Kadimastem, who is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide.

Kadimastem’s ordinary shares are listed on the Tel Aviv Stock Exchange.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists. NLS is focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the terms of the proposed merger, the expected timing of certain clinical studies, the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS using the sources indicated above.

Kadimastem Contact:

Sarah Bazak

Investor Relations and Operations

s.bazak@kadimastem.com

NLS Pharmaceutics Contact:

Investor Relations Contact
InvestorRelations@nls-pharma.com
www.nlspharma.com

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